Continental

"Exemption No. 82-1357"
Continental Aktiengesellschaft

Press Release

Contine[illegible] 9-Month Figures for 2002:

Further Significant Increase in Earnings Achieved

Hanover, October 31, 2002. In the first nine months of 2002, consolidated sales rose 3.0% over the same period of the previous year to €8,484 million (2001: €8,240 million). Before changes in the scope of consolidation – in particular the inclusion of Conti Temic – the increase was 0.6%.

The consolidated operating earnings EBITA (EBIT before regular goodwill amortization) soared by 77% to €547 million (2001: €309 million). Earnings rose by 49% over the same period last year, taking the one-time restructuring costs of €58 million into account. The net profit margin amounted to 6.5%. Consolidated net income improved by €173 million to €217 million compared to the first nine months of 2001. Earnings per share went up to €1.68 (2001: €0.35).

The Corporation has also made good progress in reducing its indebtedness. The net indebtedness (interest-bearing liabilities net of cash and cash equivalents) at €2,414 million was €516 million lower than in the same period of 2001, although the second purchase price installment of €215 million for Conti Temic was paid. This marked decrease in indebtedness was the result of positive earnings, a decrease of working capital, the selling of own shares and positive effects from exchange rate adjustments. The gearing ratio (the ratio of indebtedness to shareholders' equity) thus dropped to 135% (2001: 162%).

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Continental Automotive Systems – Sales and Earnings Up

In the first nine months of fiscal 2002, the Continental Automotive Systems division (CAS) boosted sales 16.3% to €3,423 million (2001:€2,942 million). Before changes in the scope of consolidation (inclusion of Conti Temic) the increase amounted to 9.2%. All business units have contributed to an increase in unit sales and market shares both in Europe and North America. Continental Automotive Systems improved its operating earnings (EBITA) to €224 million (2001: €133 million), resulting in a net profit margin of 6.5%.

Passenger Tires – Earnings Up in Europe, Losses in North America

The Passenger Tires division reported a 5.2% drop in sales to €2,763 million (2001: €2,913 million) during the first nine months of 2002. This was due mainly to the sale of the British retail chain National Tyre Service in December 2001 and the sluggish replacement business in the US and Mexico. Unit sales of tires remained constant at the previous year's level. The worldwide OE business with the automotive industry and the replacement business in Europe showed a positive development. Altogether Passenger Tires boosted operating earnings (EBITA) considerably by €66 million to €159 million. The net profit margin amounted to 5.7%. The earnings for the same period last year were hurt by one-time costs totaling €13 million.

Commercial Vehicle Tires – Earnings at a Very Good Level after Restructuring

From January to September 2002, the Commercial Vehicle Tires division reported sales of €979 million, only 0.5% below the previous year's level (€984 million). There was a slight downward trend in sales in Europe, whereas an increase in sales was achieved in North America.

.../3

Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9, D-30165 Hannover, P.O. Box 1 69, D-30001 Hannover
Phone +49 (0)511-938-1278, +49 (0)511-938-1146, +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

The division boosted its operating earnings (EBITA) by €100 million to €82 million, thereby resulting in a net profit margin of 8.4%. Whereas restructuring measures costing €45 million hurt 2001 earnings, income from selling real estate and machinery improved this year's earnings by approx. €12 million. The considerable improvement in earnings is due above all to the effects of the restructuring measures.

ContiTech – Sales and Earnings Remain on High Level

During the first nine months of 2002, the ContiTech division reported a 0.7% drop in sales to €1,332 million (2001: €1,342 million). Before changes in the scope of consolidation, sales just exceeded the previous year's level. The largest declines in sales by business unit were recorded in Fluid, Benecke-Kaliko and Vibration Control, while Power Transmission Systems and Conveyor Belt Systems recorded significant increases in sales. ContiTech realized operating earnings (EBITA) of €108 million, after €120 million in the previous year. The net profit margin amounted to 8.1%. The 2001 earnings were improved by €27 million income obtained from the sale of two business units.

On September 30, 2002, Continental had 64,700 employees, a decrease of 593 persons in comparison to the end of 2001.

Outlook

The development of the first nine months of 2002 confirms the positive expectations of the corporation for the full year. Continental anticipates a slight increase in sales and – now that the figures for the first three quarters are available – assumes that the full-year earnings will be considerably above the 2000 level.

.../4

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires will make contributions to this with gratifying increases, whereas ContiTech will again be able to reach the high level of the previous year.

In view of the unsatisfactory earnings in the tire business in North America there is a need to amortize the remaining goodwill amounting to €49 million. It will be shown as expenditure in the fourth quarter in the operating earnings of the two tire divisions. The deferred tax assets in the US – that correspond to a large extent to the tax losses carried forward – must also be the subject of an impairment review. The balance sheet value concerned amounts to approx. €180 million and, in the event of a full valuation allowance, would lead to an increase in the tax expenditure, thereby reducing the consolidated net income for 2002 accordingly.

Andreas Meurer
Head of Press
Tel.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com

"Exemption No. 82-1357"

Continental

02 NOV -4 AM 10:

Investor letter

Interim Report as of September 30, 2002

Dear Shareholders,

Allow me to take the oppertunity with this letter to address the main features of our strategy.

As an automotive supplier, Continental focuses on **safety and handling performance.** Our know-how in tires and electronics, brakes and suspension elements encompasses the whole chassis. We thus have the parts and instruments needed to advance the functional integration of the chassis components. Functional integration means, for example, bringing the steering control into the brake control, thereby eliminating hardware and reducing costs. At the same time, functionality is greatly improved thanks to the "direct interplay" of the steering system with the brakes.

Other examples of functional integration are our tire pressure monitoring systems. We are capable of offering two different systems for early detection of tire pressure loss. One is an indirect system integrated into the existing ABS software. It evaluates data supplied by the wheel-speed sensors. The other is a direct system that measures the inflation pressure and temperature of every tire individually and is thus capable of distinguishing between fluctuating pressure levels and tire damage.

Our electronic air suspension systems adapt automatically to the vehicle's load condition. The link to the electronic stability program (ESP) guarantees maximum driving safety and riding comfort. The sensors and electronics in both systems work together to precisely harmonize the suspension, damping, engine and brake system reactions.

At the heart of our activities in the area of traffic safety is the link-up between active and passive safety components. We strive to achieve a perfect harmony in technology to prevent accidents with that to mitigate the effects of accidents. If the radar recognizes that even ESP will not be able to prevent an accident, the vehicle's passive safety systems are automatically activated. The seatbelts are tightened, the windows and sunroof are closed, the front passenger seat is brought into an optimal position and the airbags are prepared for inflation.

However, our business is geared to more than to the development and manufacturing of complex systems. In line with our customers' wishes we continue to produce and sell products, modules and components - and we are highly successful at it. In the tire market we remain as before the top supplier of winter tires as well as a top supplier of high-performance tires. ContiTech is among the worldwide market leaders when it comes to air springs for rail vehicles and power transmission components.

Our target of generating 40% of sales outside the automotive original equipment sector is one we shall not abandon as we move on into the future. We are well positioned, particularly with respect to tires, now that the commercial vehicle tires division has achieved the turnaround in Europe this year. The extremely unsatisfactory passenger tire business in the US and Mexico still presents a major challenge.

Presently we are on our way in 2002 to outperforming the consolidated operating earnings (EBITA) level of the year 2000 - and this despite a very difficult economic environment. Therefore we will still be able to further reduce indebtedness. We do, however, anticipate special charges for goodwill impairment as well as for the likely need for a valuation allowance on the deferred tax assets in the US.

Sincerely,

Manfred Wennemer

Continental:	Significant Increase in Earnings Reduction of Indebtedness
Continental Automotive Systems:	Sales and Earnings Up
Passenger Tires:	Earnings Up in Europe, Losses in North America
Commercial Vehicle Tires:	Earnings at a Very Good Level after Restructuring
ContiTech:	Very Good Third Quarter

Important Events in the Corporation

Klaus Friedland leaves Continental

At the end of the year Klaus Friedland, Executive Board member for Human Resources and Director of Personnel, will resign from the board, at his own request and on amicable terms to devote himself to other professional activities. The Supervisory and Executive Boards would like to take this early opportunity to thank Klaus Friedland for the major contribution he has made to Continental during his many years of service.

Joint Venture with Moscow Tyre Plant

In September we signed an agreement to establish a joint venture with Moscow Tyre Plant (MTP) in which Continental will hold the majority interest. MTP will contribute the necessary buildings for starting-up the manufacturing facility for passenger and light truck tires. Over a period of three years we will invest about €30 million, mainly in the form of machinery, in the joint venture. The production start-up is planned for the end of 2003. By 2006 output is scheduled to be expanded to 3.4 million tires. Now we are one of the first tire manufacturers with worldwide operations to set up its own production in Russia.

Yokohama Cooperates in Run-Flat Systems

After Continental and Bridgestone had signed in January 2002 an agreement on technical cooperation in the field of run-flat tire systems for use with standard passenger car rims, in September the Japanese tire manufacturer Yokohama announced it would join this agreement.

Corporate Governance Principles

Based on prevailing law, the German Corporate Governance Code, and our own in-house guidelines, the Basics, the Corporate Governance Principles of Continental AG contribute considerably to the transparency and comprehension of the governance exercised by Executive and Supervisory Boards. The complete Corporate Governance Principles are available on the Internet under www.conti-online.com.

"40 Days against the Floods"

In August we started an international appeal for donations for the victims of the floods in Central Europe. Employees from many countries showed a great willingness to donate. The total raised was doubled by the corporation. On October 24, an amount of €450,000 was transferred to a charitable organization.

Conti in Premium Vehicles

Continental - with tires, Continental Teves, ContiTech and Conti Temic - is an important partner in the development and manufacture of premium vehicles. In compliance with the requirements of our customers, we supply complete air spring systems, sensor and control systems, electronic brake systems, fuel and power lines and high-performance brakes and tires. Our products are, for example, in the DaimlerChrysler Maybach, the new Audi A8, the Jaguar XJ8, the VW Phaeton and Touareg as well as in the Porsche Cayenne.

50 Years of Continental Winter Tires

The first Continental winter tires were launched in 1952. Today - 50 years later - Continental looks back on a success story. Countless consumer surveys and top ratings in prestigious tire tests confirm our high development capability. It is not surprising we have been the market leader in this segment since many years.

Vehicle Production

After nine months the production figures for passenger cars in Europe remained almost at the level for the period last year. In North America roughly 7% more passenger cars (including off-road vehicles and pickups) have been made compared to last year. Whereas Europe showed a significant decrease for commercial vehicles, in North America the prior year's level could be maintained.

Consolidated Statements of Income January 1 to September 30

in millions of €	2000	2001	2002
Sales	**7,438**	**8,240**	**8,484**
Cost of sales	- 6,572	- 7,481	- 7,487
Depreciation and amortization	- 395	- 450	- 450
EBITA	**471**	**309**	**547**
Goodwill amortization	- 86	- 71	-
Net interest expense	- 130	- 142	- 134
Net income before taxes	**255**	**96**	**413**
Income tax expense	- 108	- 58	- 190
Minority interests	1	11	- 6
Cumulative change in accounting principle	-	- 5	-
Consolidated net income	**148**	**44**	**217**
Earnings per share in €	1.16	0.35	1.68

Consolidated Statements of Cash Flow January 1 to September 30

in millions of €	2000	2001	2002
Consolidated net income	148	44	217
Minority interests/cumulative change in accounting principle	- 1	- 7	6
Depreciation and amortization	481	521	450
Other expenses/income	- 2	26	18
Net cash flow	**626**	**584**	**691**
Changes in working capital [1]	- 630	- 513	226
Net cash provided by (used in) operating activities	**- 4**	**71**	**917**
Financial investments	- 17	- 418	- 222
Investments	- 498	- 528	- 431
Disposals	28	56	46
Cash used for investing activities	**- 487**	**- 890**	**- 607**
Free cash flow	**- 491**	**- 819**	**310**
Dividend payment	- 59	- 64	-
Changes in shareholders' equity [2]	- 72	-	67
Changes in sales of accounts receivable	- 205	- 30	- 190
Changes in net indebtedness	**- 827**	**- 913**	**187**

[1] Including changes in other assets and other liabilities
[2] Including acquisition or disposal of treasury stock and other stock issues

Consolidated Balance Sheet

in millions of €	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2002
Intangible assets	1,539	1,705	1,631
Property, plant and equipment	2,778	3,115	2,914
Investments	117	136	143
Inventories	1,194	1,357	1,223
Accounts receivable	1,626	1,584	1,532
Cash and securities	358	409	379
Other assets	633	807	1,249
Shareholders' equity	1,822	1,807	1,784
Provisions for pensions	1,102	1,167	1,186
Other provisions	879	867	1,239
Indebtedness	2,899	3,339	2,793
Accounts payable	795	977	1,020
Other liabilities	748	956	1,049
Total assets	**8,245**	**9,113**	**9,071**
Net indebtedness	**2,540**	**2,930**	**2,414**
Gearing ratio	**139**	**162**	**135**
Sales of accounts receivable	342	499	428

Commercial Vehicle Tires:
Earnings at a Very Good Level after Restructuring

In the first nine months of 2002, the Commercial Vehicle Tires division reported sales of €979 million, slightly below the previous year's level (€984 million). There was a slight downward trend in sales in Europe, whereas an increase was achieved in North America. Improvements due to the restructuring measures initiated last year continue to show in the third quarter results. Gains on the sale of real estate and machinery improved earnings by approx. €12 million. **The Commercial Vehicle Tires division boosted its operating earnings (EBITA) to € 82 million (2001: € 18 million loss).** The net profit margin amounted to 8.4%. Restructuring measures costing €45 million lowered earnings in 2001.

ContiTech:
Very Good Third Quarter

During the first nine months of 2002, the ContiTech division reported a 0.7% drop in sales to €1,332 million (2001: €1,342 million). Before changes in the scope of consolidation, sales just exceeded the previous year's level. The largest declines in sales by business unit were recorded in Fluid, Benecke-Kaliko and Vibration Control, while Power Transmission Systems and Conveyor Belt Systems recorded significant increases in sales.
ContiTech realized operating earnings (EBITA) of €108 million, €12 million below the previous year. The net profit margin amounted to 8.1%. Earnings in 2001 were improved by income from the sale of two business units.

Employees

On September 30, 2002, Continental had 64,700 employees, a decrease of 593 persons in comparison to December 31, 2001.

Outlook

The development of the first nine months 2002 confirms our positive full-year expectations, which we will achieve in this economically difficult climate.

We anticipate a slight increase in sales. Adjusted for changes in the scope of consolidation, sales will reach the prior-year.

Whereas we had assumed operating earnings would at least reach the 2000 level, we predict now - after the third quarter - that the full-year earnings will be considerably above the 2000 level. Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires will contribute to this increase. ContiTech will again be able to reach the high level of the previous year.

The new accounting rules (FAS 142) require that recorded goodwill be tested and written down for impairment rather than being subject to regular amortization. In view of the unsatisfactory development of the tire business in North America there is a need to write-down the remaining goodwill amounting to €49 million. This impairment will be shown in the fourth quarter operating earnings of the tire business.

In addition, there is a need to review the valuation of the deferred tax assets in the US, which to a large extent result from tax losses carried forward. These result on the one hand from the operating losses of the passenger tire business and on the other hand from the contributions to the pension funds to compensate market developments. The total deferred tax assets amount to approx. €180 million, and to the extent of a valuation allowance would lead to an increase in tax expense, thus reducing consolidated net income.

Sincerely,
Continental Aktiengesellschaft
The Executive Board

Development of Share Price relative to DAX and MDAX


140
120
100
80
60
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
Continental
DAX
MDAX

Share Price compared to DAX/M-DAX

The current dramatic stock price losses have also left their mark on the Continental share. Its relative positive tendency in comparison to DAX, M-DAX and automotive shares in general is some encouragement in an otherwise disappointing performance.
On October 24 the Continental share price was €13.77.

Continental:
Significant Increase in Earnings
Reduction of Indebtedness

In the first nine months of 2002, **consolidated sales** rose 3.0% over the same period last year to €8,484 million (2001: €8,240 million). Before changes in the scope of consolidation - in particular the inclusion of Conti Temic - the increase was 0.6%. The **consolidated operating earnings EBITA** (EBIT before goodwill amortization) rose by 77% to €547 million (2001: €309 million). Earnings rose 49%, disregarding the one-time restructuring costs of €58 million in the same period last year. The net profit margin amounted to 6.5%. **Consolidated net income** improved to €217 million (2001: €44 million). Earnings per share went up to € 1.68 (2001: €0.35).

Indebtedness (interest-bearing liabilities net of cash and cash equivalents) at €2,414 million was €516 million lower than on September 30, 2001, although the second purchase price installment of €215 million for Conti Temic had been paid. This marked decrease in indebtedness was the result of positive earnings, a decrease in working capital, the sale of treasury stock and exchange rate effects. The **gearing ratio** (the ratio of indebtedness to shareholders' equity) dropped to 135% (2001: 162%).

Continental Automotive Systems:
Sales and Earnings Up

In the first nine months of fiscal 2002, the Continental Automotive Systems division boosted sales by 16.3% to €3,423 million (2001: €2,942 million). Before changes in the scope of consolidation - essentially the inclusion of Conti Temic - the increase amounted to 9.2%. All business units have contributed to this increase. Unit sales and market shares increased in Europe and North America. **Continental Automotive Systems improved its operating earnings (EBITA) to €224 million (2001: € 133 million),** resulting in a net profit margin of 6.5%.

Passenger Tires:
Earnings Up in Europe,
Losses in North America

The Passenger Tires division reported a 5.2% drop in sales to €2,763 million (2001: 2,913 million), due mainly to the sale of the British retail chain National Tyre Service and the sluggish replacement business in the USA and Mexico.
Unit sales on the whole remained constant at the previous year's level. The worldwide business with the automotive industry and the replacement business in Europe showed a positive development. Sales in the replacement markets in the NAFTA region failed to pick up and did not reach the previous year's level.
The positive development in earnings in Europe more than made up for the losses in the American passenger tire business. **Altogether Passenger Tires boosted operating earnings (EBITA) considerably to €159 million (2001: €93 million).** The net profit margin amounted to 5.7%. The earnings for the same period last year were affected by one-time costs of €13 million.

Segment Reporting January 1 to September 30

in millions of €	2000	2001	2002
Continental Automotive Systems			
Sales	2,226	2,942	3,423
EBITA	119	133	224
as % of sales	5.4	4.5	6.5
Passenger Tires			
Sales	2,755	2,913	2,763
EBITA	192	93	159
as % of sales	7.0	3.2	5.7
Commercial Vehicle Tires			
Sales	1,039	984	979
EBITA	59	- 18	82
as % of sales	5.6	- 1.9	8.4
ContiTech			
Sales	1,339	1,342	1,332
EBITA	114	120	108
as % of sales	8.5	8.9	8.1
Holding			
Sales	79	59	- 13
EBITA	- 13	- 19	- 26
Continental Corporation			
Sales	7,438	8,240	8,484
EBITA	471	309	547
as % of sales	6.3	3.8	6.5

For more information about this interim report, contact:

Corporate Communications:
Tel.: +49 (0)511/938-1146
Fax: +49 (0)511/938-1055
e-mail: prkonzern@conti.de

Investor Relations:
Tel.: +49 (0)511/938-1316
Fax: +49 (0)511/938-1943
e-mail: ir@conti.de

www.conti-online.com

Financial Calendar:

2003

Preliminary figures for fiscal year 2002	March
Financials press conference	April 8
Analyst conference	April 8
Interim report on first three months 2003	May
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July
Interim report on first nine months 2003	October